(As filed April 1, 1999)

                                                          File No. 70 -9133


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                            POST-EFFECTIVE AMENDMENT NO. 3
                                          TO
                              APPLICATION OR DECLARATION
                                          ON
                                      FORM U-1/A
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  Ameren Corporation
                                Union Electric Company
                               Ameren Services Company
                        Union Electric Development Corporation
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103

                       Central Illinois Public Service Company
                              CIPSCO Investment Company
                                    607 East Adams
                             Springfield, Illinois 62739

                             Electric Energy Incorporated
                                  2100 Portland Road
                                Joppa, Illinois 62953

                 (Name of company or companies filing this statement
                     and address of principal executive offices)

                                  Ameren Corporation

                    (Name of top registered holding company parent
                           of each applicant or declarant)

                          Steven R. Sullivan, Vice President
                               Ameren Services Company
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103

                       (Name and address of agent for service)

                  The Commission is requested to send copies of all
               notices, orders, and other communications in connection
                       with this Application or Declaration to:

                William J. Niehoff, Esq.   William T. Baker, Jr., Esq.
                Ameren Services Company    Thelen Reid & Priest LLP
                1901 Chouteau Avenue       40 West 57th Street
                P.O. Box 66149, MC 1310    New York, New York 10019-4097
                St. Louis, Missouri
                63166-6149



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

               Post-Effective Amendment No. 1, dated December 21, 1998, to the Application or Declaration in this proceeding, as amended and restated by Post-Effecetive Amendment No. 2, dated February 11, 1999, is hereby further amended as follows:

               1. All references to the form of "Supplemental Indenture" in ITEM 1.3 - PROPOSED MODIFICATIONS TO FINANCING ORDER are
                        -----------------------------------------
          changed to refer to the form of "Officer's Certificate."

               2.   The following exhibits, listed in ITEM 6 - EXHIBITS AND
                                                               ------------
          FINANCIAL STATEMENTS, are hereby filed:
          --------------------

               (A)  EXHIBITS.
                    --------

                    B-4 Form of Debentures (appended as Exhibit A to form of Officer s Certificate (Exhibit B-6 hereto)).

                    B-5  Form of Debenture Indenture.

                    B-6  Form of Officer s Certificate.

                    B-7  Form of Debenture Purchase Agreement.

               (B)  FINANCIAL STATEMENTS.
                    --------------------

                    FS-1 - Ameren Consolidated Balance Sheet as of December 31, 1998, and Consolidated Statements of Income and Consolidated Condensed Statement of Cash Flows for the fiscal year ended December 31, 1998 (Incorporated by reference to Ameren s Form 10-K for the fiscal year ended September 30,
                              1998) (File No. 1-14756).



                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                        Ameren Corporation

                                        By:  /s/ Steven R. Sullivan
                                             ----------------------
                                               Name: Steven R. Sullivan
                                               Title:   Vice President and
                                                        Secretary

                         (Signatures continued on next page)



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



                                        Union Electric Company

                                        By:  /s/ Steven R. Sullivan
                                             ----------------------
                                               Name: Steven R. Sullivan
                                               Title:   Vice President and
                                                        Secretary

                                        Ameren Services Company

                                        By:  /s/ Jerre E. Birdsong
                                             ---------------------
                                               Name: Jerre E. Birdsong
                                               Title:   Treasurer


                                        Union Electric Development
                                          Corporation

                                        By:  /s/ Jerre E. Birdsong
                                             ---------------------
                                               Name: Jerre E. Birdsong
                                               Title:   Vice President and
                                                        Treasurer


                                        Central Illinois Public Service
                                          Company

                                        By:  /s/ Steven R. Sullivan
                                             ----------------------
                                               Name: Steven R. Sullivan
                                               Title:   Secretary


                                        CIPSCO Investment Company

                                        By:  /s/ Steven R. Sullivan
                                             ----------------------
                                               Name: Steven R. Sullivan
                                               Title:   Secretary


                                        Electric Energy Incorporated

                                        By:  /s/ R. Alan Kelley
                                             ------------------
                                                Name: R. Alan Kelley
                                                Title:   President


          Dated:     April 1, 1999


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